VIA FACSIMILE AND U.S. MAIL


February 3, 2006

David M. Risley
Senior Vice President and Chief Financial Officer
LA-Z-Boy, Inc.
1284 N. Telegraph Road
Monroe, MI 48162

	RE:	Form 10-K for Fiscal Year Ended April 30, 2005
      Forms 10-Q for Fiscal Quarters Ended July 30, and October
29,
2005
      File No. 1-9656

Dear Mr. Risley:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

2. You discuss the business reasons for changes between periods in your financial statement line items. However, in certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item if possible.

3. In addition you should provide a more comprehensive analysis of certain critical issues that have affected you recently. For example, the most important financial changes in 2005 were your substantial increase in SG&A and the significant decrease in cash flows from operations. You describe the opening and acquisition of stores as the cause for the increase in SG&A. However there is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. It is unclear whether the substantial decrease in operating income will continue, at least as it relates to this specific issue. Similarly when you discuss cash flows from operations you list the reasons for the decrease, yet leave no underlying analysis as to whether this development is temporary, or simply expected to continue.

4. Please confirm to us that you will provide more in-depth
analysis
regarding the significant changes in your operations, financial
condition and liquidity.   Refer to Item 303(a) (3) of Regulation
S-
K, FRR 501.04., and Interpretive Release 33-8350 - Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations.

Contractual Obligations

5. Please revise your table of contractual cash obligations to include the following:
* Estimated interest payments on your debt;
* planned funding of pension benefit obligations; and
* Estimated payments under your interest rate swap agreements and foreign
   	exchange contracts, if applicable.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
At a
minimum interest payments should be disclosed in a note to the table.
Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Note 6 - Accrued Expenses and Other Current Liabilities

6. We note that you have a substantial amount of other current liabilities. We assume this includes certain general accruals.
In
future filings, please consider the requirement to state separately any current liability that exceeds 5% of total current liabilities.
See Rule 5-02.20 of Regulation S-X for further guidance. Please also consider Rule 5-02.24 concerning your other long-term liabilities.

Note 20 - Variable Interest Entities

7. You indicated that current accounting standards required you to record the capital contribution as income in the current period to offset previously recorded losses. Please provide support for your conclusions and cite the appropriate accounting literature to support your conclusion.

8. We note that you acquired certain previously consolidated VIEs, in
2005. In future filings, if material, please provide all appropriate disclosures required by FAS 141, paragraphs 51-58 concerning acquisitions.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								John Hartz
      Senior Assistant
      Chief Accountant

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Mr. David M. Risley
February 3, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE